Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-249903

Carlisle Companies Incorporated

Final Term Sheet

$300,000,000 0.550% Notes due 2023

$550,000,000 2.200% Notes due 2032

Issuer:	Carlisle Companies Incorporated
Principal Amount:	2023 Notes: $300,000,000 2032 Notes: $550,000,000
Maturity:	2023 Notes: September 1, 2023 2032 Notes: March 1, 2032
Coupon:	2023 Notes: 0.550% 2032 Notes: 2.200%
Yield to Maturity:	2023 Notes: 0.579% 2032 Notes: 2.252%
Trade Date:	September 14, 2021
Settlement Date:	September 28, 2021 (T+10)
CUSIP/ISIN:	2023 Notes: 142339AK6 / US142339AK65 2032 Notes: 142339AL4 / US142339AL49
Price to Public:

2023 Notes: 99.945% of the principal amount of the Notes, plus accrued interest, if any, from September 28, 2021

2032 Notes: 99.520% of the principal amount of the Notes, plus accrued interest, if any, from September 28, 2021

Interest Payment Dates:	Each March 1 and September 1, commencing March 1, 2022
Benchmark Treasury:	2023 Notes: 0.125% due August 31, 2023 2032 Notes: 1.250% due August 15, 2031
Treasury Yield:	2023 Notes: 0.209% 2032 Notes: 1.282%
Spread to Benchmark Treasury:	2023 Notes: +37 bps 2032 Notes: +97 bps

Optional Redemption:

Prior to September 1, 2022, in the case of the 2023 Notes, and December 1, 2031, in the case of the 2032 Notes, (one year and three months prior to maturity of the 2023 Notes and the 2032 Notes, respectively) (each, the applicable “Par Call Date”), the Notes may be redeemed at the option of the Issuer, in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the applicable Par Call Date (not including any portion of such interest payments accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate on such redemption date plus 7.5 basis points and 20 basis points for the 2023 Notes and the 2032 Notes, respectively, plus, in each case, accrued and unpaid interest to the redemption date.

On or after the applicable Par Call Date, the Issuer may redeem the Notes at its option, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Offer to Purchase Upon Change of Control Triggering Event:	If a Change of Control Triggering Event (as defined in the prospectus supplement) occurs, the Issuer will be required to make an offer to repurchase the Notes at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to the date of repurchase.
Joint Active Bookrunners:	J.P. Morgan Securities LLC BofA Securities, Inc. Wells Fargo Securities, LLC
Passive Bookrunner: Senior Co-Managers:	Goldman Sachs & Co. LLC Truist Securities, Inc. TD Securities (USA) LLC Mizuho Securities USA LLC
Co-Managers:	HSBC Securities (USA) Inc. PNC Capital Markets LLC

It is expected that delivery of the Notes will be made against payment therefor on or about September 28, 2021, which will be the tenth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as ‘‘T+10’’). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisor.

The Issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. at 1-800-294-1322, and Wells Fargo Securities, LLC at 1-800-645-3751 or emailing wfscustomerservice@wellsfargo.com.